                            BEAZER HOMES, USA, INC.

February 17, 1999


TO:  Holders of Our Series A Cumulative
     Convertible Exchangeable Preferred Stock


     Beazer Homes USA, Inc. (the "Company") is currently offering (the "Offer") to holders of its Series A Cumulative Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock"), a payment in cash of $.75 per share of Preferred Stock as an enhancement (the "Conversion Enhancement") to convert shares of Preferred Stock into shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"), and associated preferred share purchase rights (all references herein to "Common Stock" received upon conversion of Preferred Stock shall include the associated preferred stock purchase rights) at the conversion rate described below. The Offer expires at 5:00 p.m. (New York City time) on March 17, 1999 (the "Expiration Date"). After the expiration of the Offer, a holder of Preferred Stock may still convert shares of Preferred Stock into Common Stock, pursuant to the terms of the Company's Certificate of Incorporation, as amended, and the Certificate of Designations of the Preferred Stock (collectively, the "Certificate"), but will not be entitled to the Conversion Enhancement.

     Each share of Preferred Stock is convertible, at a conversion price of $19.05 per share of Common Stock, into 1.312336 shares of Common Stock (the "Conversion Rate"). The Preferred Stock is also currently redeemable with a minimum of 30 days prior notice, at a price of $26.25 per share, plus accrued and unpaid dividends through the redemption date. On the basis of the closing price of the Common Stock reported by the New York Stock Exchange (the "NYSE") on February 16, 1999 of $22.50 per share, the 1.312336 shares of Common Stock into which each share of Preferred Stock is convertible had a market value equivalent to approximately $29.53.

     In an effort to simplify its capital structure and reduce its Preferred Stock dividend, the Company has decided to seek to induce the holders of the Preferred Stock to convert their shares to Common Stock. The Conversion Enhancement is being offered to such holders of the Preferred Stock to make conversion more financially attractive during the period of time that the Offer is outstanding. The Company would like to provide for the expedient conversion of a significant portion of the Preferred Stock to Common Stock while reducing the uncertainty associated with a 30 day non-cancelable call for redemption of a significant portion of the Company's equity. Any shares of Preferred Stock not converted to Common Stock will remain outstanding subject to the terms of the Certificate, which includes the Company's right to redeem such shares at any time upon 30 days notice.

     So long as the market price of Common Stock is more than $19.43 per share, holders of the Preferred Stock will receive more value upon conversion of the Preferred Stock into shares of Common Stock, pursuant to this offer, than the value at which the Company can currently redeem the Preferred Stock. Holders of the Preferred Stock are urged to obtain current market prices prior to converting their Preferred Stock. The Common Stock and Preferred Stock are listed on the NYSE under the trading symbols BZH and BZH.PrA, respectively.

     On February 12, 1999, holders of 465,400 shares of Preferred Stock converted such shares into 610,761 shares of the Company's Common Stock. Such holders received $.75 per share as an enhancement for such conversion, plus a $0.50 per share fee for converting prior to the record date for the $.50 per share Preferred Stock dividend payable on March 1, 1999. Such conversions were made pursuant to separately negotiated agreements between the holders of such Preferred Stock and the Company. After such conversions there are 1,534,600 shares of Preferred Stock currently outstanding.

     The Company has paid annual dividends of $4,000,000 on the Preferred Stock, pursuant to the terms of the Certificate. The Common Stock issuable upon conversion of the remaining outstanding Preferred Stock represents 23% of the shares of the Common Stock outstanding, determined on a diluted basis.


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

     Any conversion of Preferred Stock pursuant to a proper acceptance of the Offer will be effective on the date of such acceptance. Thereafter, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock (including for purposes of determining holders entitled to receive payments of dividends and to vote on matters submitted to a vote of the holders of Common Stock). Holders who convert after February 18, 1999 but prior to March 2, 1999 will receive the $.50 dividend per share payable March 1, 1999. Any holder electing to convert shares of Preferred Stock after March 1, 1999 pursuant to this offer will not receive any dividends with respect to such Preferred Stock accrued after March 1, 1999.

         Payment of the Conversion Enhancement will be made on conversion of the Preferred Stock, upon presentation and surrender to First Chicago Trust Company of New York (the "Paying and Conversion Agent") of shares of Preferred Stock. Such conversions may be made during usual business hours as described in (i) or
(ii), below:

              (i) Holders of stock certificates representing Preferred Stock shall deliver such certificates to the Paying and Conversion Agent at the addresses set forth in the accompanying Letter of Transmittal . The Letter of Transmittal sets forth a full description of the procedures for accepting the Offer and surrendering certificates of Preferred Stock. Also enclosed are the Guidelines for Certification of Taxpayer Identification Number. In the event any holder surrenders stock certificates representing shares of Preferred Stock, the method of delivery of the Preferred Stock to the Paying and Conversion Agent is at the option and risk of the holder, but if mail is used, registered mail with return receipt requested, properly insured, is suggested. Important additional delivery instructions are contained in the enclosed Letter of Transmittal.
               (ii) Holders of shares of Preferred Stock held by the Depository Trust Company ("DTC"), as custodian for such holders, may use the normal procedures employed by DTC for converting their shares.

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

            ALTERNATIVES AVAILABLE TO HOLDERS OF THE PREFERRED STOCK

         Holders of the Preferred Stock have the following alternatives:

     1. RECEIPT OF THE CONVERSION ENHANCEMENT AND CONVERSION OF THE PREFERRED STOCK INTO COMMON STOCK BY 5:00 P.M. (NEW YORK CITY TIME) ON THE EXPIRATION DATE. A holder of Preferred Stock may elect to receive the Conversion Enhancement and convert shares of Preferred Stock at any time up to, but not later than, 5:00 p.m. (New York City time) on the Expiration Date, into fully paid and nonassessable shares of Common Stock at the Conversion Rate. Shares of Preferred Stock may be surrendered for conversion during usual business hours to the Paying and Conversion Agent in accordance with the procedures set forth above. Since it is the time of receipt, not the time of mailing, that determines whether the Preferred Stock has been properly tendered for conversion, sufficient time should be allowed for delivery.

     No adjustment with respect to accrued dividends will be made upon conversion of the Preferred Stock. No fractional shares or scrip representing fractional shares of Common Stock are issuable upon conversion. In lieu of any fractional shares, the Company will pay holders of Preferred Stock surrendered for conversion an equivalent amount of cash, determined as provided in the Certificate.

     On the basis of the closing price of the Common Stock reported by the NYSE on February 16, 1999 of $22.50 per share, the 1.312336 shares of Common Stock into which each share of Preferred Stock is convertible had a market value equivalent to approximately $29.53. On February 16, 1999, the closing price of the Preferred Stock reported by the NYSE was $29.625 per share. Holders of the Preferred Stock are urged to obtain current market prices of the Common Stock and the Preferred Stock prior to converting their shares of Preferred Stock. The Common Stock and Preferred Stock are listed on the NYSE under the trading symbols BZH and BZH.PrA, respectively.


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

     2. ELECTION NOT TO RECEIVE CONVERSION ENHANCEMENT AND NOT TO CONVERT PREFERRED STOCK. A holder of the Preferred Stock may elect not to receive the Conversion Enhancement and not to convert shares of Preferred Stock. Such holder would continue to be entitled to the rights, preferences, powers, privileges and restrictions, qualifications and limitations of a holder of Preferred Stock as set forth in the Certificate. Holders of the Preferred Stock should consider, before deciding whether to elect to receive the Conversion Enhancement and convert the Preferred Stock, that the Company may elect to redeem the Preferred Stock, in whole or in part, at any time or from time to time, in accordance with the terms of the Certificate, currently at a price of $26.25 per share of Preferred Stock, plus accrued and unpaid dividends through the redemption date. So long as the market price of Common Stock is more than $19.43 per share, holders of the Preferred Stock will receive more value upon conversion of the Preferred Stock into shares of Common Stock, pursuant to this Offer, than the value at which the Company can currently redeem the Preferred Stock.

                       ADDITIONAL INFORMATION TO CONSIDER

THE COMPANY

     The Company designs, builds and sells single family homes in the Southeast, Southwest, Central and Mid-Atlantic regions of the United States and, based on home closings, is one of the ten largest builders of single family detached homes in the nation. The Company's Southeast region includes Georgia, North Carolina, South Carolina, Tennessee and Florida, its Southwest region includes Arizona, California and Nevada, its Central region includes Texas, and its Mid Atlantic region includes Maryland, New Jersey and Virginia. The Company's homes are designed to appeal primarily to entry-level and first time move-up home buyers. For the fiscal year ended September 30, 1998, the Company had 6,113 home closings and revenues of approximately $977.4 million and net income of $23.2 million. For the fiscal quarter ended December 31, 1998, the Company had 1,396 home closings and revenues of approximately $242.1 million and net income of $4.7 million.

     The information contained in the Company's annual report on Form 10-K for the year ended September 30, 1998 under the caption "Description of Business" is hereby incorporated by reference. Copies of such Form 10-K and the Company's Form 10-Q for the quarter ended December 31, 1998 are available by contacting Ian J. McCarthy of the Company, at the Company's principal executive offices.


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


     THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 5775 PEACHTREE DUNWOODY ROAD, SUITE B-200, ATLANTA, GEORGIA 30342, AND ITS TELEPHONE NUMBER IS
(404) 250-3420.


SOURCE OF FINANCING FOR THE CONVERSION ENHANCEMENT

     The amount of funds required for the payment of the Conversion Enhancement will depend upon the number of shares of Preferred Stock which are surrendered for conversion prior to the Expiration Date. If all the shares of Preferred Stock are so surrendered, the amount of funds required for the payment of the Conversion Enhancement will be $1,150,950. The Company will finance the payment of the Conversion Enhancement with bank borrowings under its revolving credit facility.

PURPOSE OF THE CONVERSION ENHANCEMENT

     In an effort to simplify its capital structure and reduce its Preferred Stock dividend, the Company has decided to seek to induce the holders of the Preferred Stock to convert their shares to Common Stock. The Conversion Enhancement is being offered to such holders of Preferred Stock to make conversion more financially attractive during the period of time that the Offer is outstanding. The Company would like to provide for the expedient conversion of a significant portion of the Preferred Stock to Common Stock while reducing the uncertainty associated with a 30 day non-cancelable call for redemption of a significant portion of the Company's equity. Any shares of Preferred Stock not converted to Common Stock will remain redeemable by the Company after the Expiration Date.

     The Company has paid annual dividends of $4,000,000 on the Preferred Stock, pursuant to the terms of the Certificate. The Common Stock issuable upon conversion of the Preferred Stock represents 23% of the shares of the Common Stock outstanding, determined on a fully diluted basis.

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

PRICE RANGE OF THE COMMON STOCK AND PREFERRED STOCK

     The Common Stock and Preferred Stock are listed and traded on the NYSE. On February 16, 1999, the closing price of the Common Stock and Preferred Stock reported by the NYSE were $22.50 and $29.625 per share, respectively. The following table sets forth the high and low sale prices of the Preferred Stock as reported by the NYSE for the periods indicated:

 FISCAL QUARTER               COMMON STOCK                        PREFERRED STOCK
---------------        -------------------------             --------------------------
                        High               Low                High                Low

1997:

1st Quarter            $18.50            $13.75             $28.75             $24.375

2nd Quarter             18.50             14.75              29.00              25.75

3rd Quarter             17.25             12.75              27.875             23.75

4th Quarter             20.4375           16.00              31.4375            26.25
1998:

1st Quarter             20.00             17.6875            30.50              27.25

2nd Quarter             26.00             19.875             34.75              29.00

3rd Quarter             27.125            21.00              36.375             30.00

4th Quarter             26.875            20.125             35.875             27.625
1999:

1st Quarter             25.825            16.50              33.9375            25.375

2nd Quarter             27.375            21.8125            35.75              29.625
(through February 16)


     The Common Stock issuable upon conversion of the Preferred Stock has been registered under the Securities Act of 1933.


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


DIVIDENDS

     The Company presently anticipates that, except for the payment of scheduled dividends on the Preferred Stock to the extent any holders of Preferred Stock do not accept the Offer, earnings will be retained to finance the continuing development of its business. The payment of dividends on the Common Stock will be at the discretion of the Company's Board of Directors. In addition, the Company's credit facility and senior note indentures restrict the amount of dividends payable by the Company.

DESCRIPTION OF THE COMMON STOCK

     The authorized capital stock of the Company includes 30,000,000 shares of the Common Stock.

     Subject to the rights of holders of the Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time lawfully determine. Each holder of Common Stock is entitled to one vote for each share held. The Common Stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the Common Stock at that time outstanding. The Common Stock presently outstanding is, and the Common Stock issued upon any conversion of the Preferred Stock will be, fully paid and nonassessable.

SOLICITATION OF CONVERSIONS; FEES

     The Company has not retained any agents to solicit conversions of the Preferred Stock to Common Stock, and the Company will not make any payments to brokers, dealers or others for soliciting such conversions.

     The Company has retained First Chicago Trust Company of New York as Paying and Conversion Agent in connection with any payments of the Conversion Enhancement and conversions of the Preferred Stock. The Paying and Conversion Agent will receive reasonable and customary compensation for its services in connection with such matters, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

     The Company will also reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding this Notice to Stockholders, the Letter of Transmittal and related materials to their customers.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION.

     As of the date of this notice, none of the executive officers or directors of the Company beneficially owned any of the Preferred Stock.

TAX CONSIDERATIONS

     The following discussion is a summary of the principal federal income tax considerations, under current law, relevant to the conversion of shares of Preferred Stock into Common Stock and to sales of Preferred Stock. It does not address all potentially relevant federal income tax matters, including consequences to persons (such as foreign persons, banks, life insurance companies, dealers in securities and tax-exempt organizations and persons holding the Preferred Stock as part of a hedging or conversion transaction or a straddle) subject to special provisions of federal income tax law. The following discussion assumes that the shares of Preferred Stock are held as capital assets at the time of conversion or sale. The following summary is for general information only, and holders of Preferred Stock should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the conversion or sale of shares of Preferred Stock.

     CONVERSION INTO COMMON STOCK. Under current United States federal income tax law, the conversion of Preferred Stock into Common Stock will likely be treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, no taxable gain or loss will be recognized by any holder of Preferred Stock on the conversion of such shares into Common Stock, except with respect to any cash received in exchange for a fractional interest in Common Stock. The tax basis for the shares of Common Stock received upon conversion will be equal to the adjusted tax basis of the shares of Preferred Stock converted, reduced by the portion of such basis allocable to any fractional interest exchanged for cash. The holding period of the shares of Common Stock received upon conversion will include the holding period of the shares of Preferred Stock converted, provided such Preferred Stock were held as a capital asset at the time of conversion.

     Holders receiving cash in lieu of fractional shares will be treated as if such fractional shares had been redeemed by the Company for cash. Unless such redemption is found to be essentially equivalent to a dividend, as described below, the holder will recognize gain or loss measured by the difference between the holder's basis in the fractional share surrendered and the amount of cash received. Such gain or loss will be long-term capital gain or loss if the holding period for the Preferred Stock exceeds one year. In the case of an individual holder of Preferred Stock, any such long-term capital gain will be subject to tax at a maximum rate of 20%.

     The tax consequences of the payment of the Conversion Enhancement will depend, in part, on whether such payment is treated as a separate transaction. If the payment of the Conversion Enhancement is treated as a separate transaction, such payment will likely be treated as a distribution taxable as a dividend to the extent of the Company's current or accumulated earnings and profits, with any excess treated as a return of capital. There can be no assurance that the Internal Revenue Service will accept this treatment and instead may treat the payment of the Conversion Enhancement as a separate payment in the nature of a fee paid to encourage the holders to convert their shares of Preferred Stock into Common Stock. Under this treatment, holders would recognize ordinary income in the amount of the Conversion Enhancement payment received.

         If the payment of the Conversion Enhancement is not treated as a separate transaction, the Conversion Enhancement will be treated as taxable "boot." Accordingly, a holder of Preferred Stock will recognize gain on the conversion of Preferred Stock into Common Stock equal to the lesser of (1) the excess of (a) the sum of (i) the fair market value of the Common Stock received at the time of the conversion and (ii) the Conversion Enhancement received over
(b) the holder's tax basis in the Preferred Stock and (2) the Conversion Enhancement received. Any such gain will be treated as capital gain unless the receipt of the Conversion Enhancement has the effect of a distribution of a dividend for federal income tax purposes, in which case such recognized gain will be treated as ordinary dividend income to the extent of such holder's ratable share of the Company's accumulated earnings and profits. Such capital gain will be long-term capital gain if the holding period for the Preferred Stock exceeds one year. In the case of an individual holder of Preferred Stock, any such long-term capital gain will be subject to tax at a maximum rate of 20%.

     For purposes of determining whether the Conversion Enhancement received pursuant to the conversion of Preferred Stock into Common Stock will be treated as a dividend for federal income tax purposes, the rules regarding the redemption of stock from a shareholder by the issuing corporation will apply. In general, the determination as to whether the Conversion Enhancement received will be received pursuant to a sale or exchange (generating capital gain) or a dividend distribution (generating ordinary income) depends upon whether and to what extent there is a reduction in the holder's deemed percentage stock ownership of the Company. A holder of Preferred Stock who converts such stock into Common Stock will recognize capital gain rather than dividend income if the deemed redemption by the Company is substantially disproportionate as to such holder (taking into account shares deemed owned by the holder by reason of certain constructive ownership rules). Moreover, if as a result of a deemed redemption of the Preferred Stock, a holder whose relative stock interest in the Company is minimal and who exercises no control over the Company's affairs experiences an actual reduction in such holder's proportionate interest in the Company (taking into account the constructive ownership rules mentioned above), then, based upon a published Internal Revenue Service ruling, such holder should be exempt from dividend treatment because such redemption should be treated as not essentially equivalent to a dividend.

     Further, the tax basis for the shares of Common Stock received upon conversion will be equal to the adjusted tax basis of the shares of Preferred Stock converted (reduced by the portion of such basis allocable to any fractional interest exchanged for cash) decreased by the Conversion Enhancement and increased by the amount of gain recognized on the exchange by the holder.

     SALE TO THIRD PARTY. Upon a sale of Preferred Stock for cash, a holder of Preferred Stock will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's basis in the Preferred Stock sold. Such gain or loss will be long-term capital gain or loss if the holding period for the Preferred Stock exceeds one year. In the case of an individual holder of Preferred Stock, any such long-term capital gain will be subject to tax at a maximum rate of 20%.

     BACKUP WITHHOLDING. A holder of Preferred Stock or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the gross proceeds of a conversion or sale of, Preferred Stock or Common Stock, as the case may be, unless such holder (1) comes within certain exempt categories under the applicable law and regulations and, when required, demonstrates this fact; or (2) provides a taxpayer identification number (employer identification number or social security number) and certifies that such number is correct, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     The Company will report to the holders of Preferred Stock or Common Stock, and to the Internal Revenue Service, the amount of any "reportable payments" and any amount withheld with respect to the shares of Preferred Stock and Common Stock during each calendar year.

                        ADDITIONAL AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended , and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected, and copies may be obtained, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, as well as at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has also filed with the Commission a statement on Schedule 13E-4 that contains additional information with respect to the transactions described in this Notice to Stockholders. Such Schedule and certain amendments thereto may be examined and copies may be obtained at the same places and in the same manner as set forth above (except that any such Schedule may not be available in the regional offices of the Commission).

     If you wish to convert your Preferred Stock into Common Stock and receive the Conversion Enhancement, the Preferred Stock must be converted pursuant to the procedures set forth herein prior to 5:00 p.m. (New York City time) on the Expiration Date. Please allow sufficient time to assure that your Preferred Stock will be received by that date.

     Please read the enclosed documents carefully. If you desire additional copies of any of the documents, you may call Ian J. McCarthy at (404) 250-3420.

NOTE: CERTAIN STATEMENTS IN THIS LETTER ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC CONDITIONS, FLUCTUATIONS IN INTEREST RATES, INCREASES IN RAW MATERIALS AND LABOR COSTS, LEVELS OF COMPETITION AND OTHER FACTORS DESCRIBED IN THE COMPANY'S ANNUAL REPORT FOR THE YEAR ENDED SEPTEMBER 30, 1998.





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